Exhibit 99.1

YANDEX ANNOUNCES RESULTS OF

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MOSCOW and AMSTERDAM, Netherlands — December 22, 2022 — Yandex N.V. (NASDAQ: YNDX), the Dutch parent company of the Yandex Group, today announced that all resolutions proposed at Yandex’s 2022 Annual General Meeting of Shareholders (the “AGM”) have been approved.

Yandex also announced three re-appointments to its Board of Directors. Each of Rogier Rijnja, Charles Ryan and Alexander Voloshin were re-appointed as non-executive members of the Board of Directors, each for a four-year term.

The total number of Class A shares eligible to vote at the AGM was 325,877,318, with a total of 325,877,318 voting rights; the total number of Class B shares was 35,698,674, with a total of 356,986,740 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters requiring a vote at the AGM.

Yandex’s 2022 Annual General Meeting of Shareholders

Discussion Item One — Review of the 2021 statutory accounts

The agenda item to review the 2021 statutory accounts of Yandex did not require voting at the AGM.

Proposal Two — Discharge of directors

The below are the results regarding the proposal to grant discharge to the directors for their management during the 2021 financial year:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
476,673,236	154,588	5,128,749

Proposal Three — Re-appointment of Rogier Rijnja

The following Director was re-appointed to serve as a non-executive member of the Board of Directors for a four-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Rogier Rijnja	460,196,975	19,413,801	2,345,797

Proposal Four – Re-appointment of Charles Ryan

The following Director was re-appointed to serve as a non-executive member of the Board of Directors for a four-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Charles Ryan	478,606,084	2,522,835	827,654

Proposal Five – Re-appointment of Alexander Voloshin

The following Director was re-appointed to serve as a non-executive member of the Board of Directors for a four-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Alexander Voloshin	398,144,207	66,876,889	16,935,477

Proposal Six – Cancellation of Class C Shares

The below are the results regarding the proposal to cancel 10,000 outstanding Class C Shares:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
480,679,108	89,879	1,187,586

Proposal Seven – Appointment of Auditor

The below are the results regarding the proposal to appoint “Technologies of Trust – Audit” JSC, an independent registered public accounting firm, as an auditor of the Company’s consolidated financial statements for the 2022 financial year (to be prepared under US GAAP):

Number of Votes For	Number of Votes Against	Number of Votes Abstained
480,782,267	87,716	1,086,590

Proposals Eight, Nine and Ten — General designations and authorizations of the Board of Directors

The below are the results regarding the proposal to authorize the Board of Directors to issue Class A shares up to an additional 20% of the issued share capital (excluding Class C shares) of the Company for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
444,753,091	36,389,963	813,519

The below are the results regarding the proposal to designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of Class A shares for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
446,001,199	35,135,310	820,064

The below are the results regarding the proposal to authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of the repurchase:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
453,280,537	28,662,176	13,860

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For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Press Office:

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ:YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company